

VIA FACSIMILE AND U.S. MAIL

December 26, 2007

John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, New Jersey 08053

> **RE:** **Hill International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 0-50781**

Dear Mr. Fanelli:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Liquidity and Capital Resources, page 32

Contractual Obligations, page 39

2. Please revise your table of contractual cash obligations to your estimated interest
   payments on your debt. Because the table is aimed at increasing transparency of
   cash flow, we believe these payments should be included in the table. Please also
   disclose any assumptions you made to derive these amounts. At a minimum
   interest payments should be disclosed in a note to the table.

Financial Statements

Consolidated Statement of Operations, page 42

3. It appears that your use of the term revenue less reimbursable expenses represents
   a non-GAAP revenue measure. Please remove this non-GAAP revenue measure
   from your financial statements and related footnotes as required by Item
   10(e)(1)(ii)(C) of Regulation S-K. You may continue to disclose the amount of
   reimbursable expenses for each period presented on the face of the statement of
   operations and/or in a footnote. Please also remove the non-GAAP revenue
   measure from elsewhere in the filing. Otherwise, please include the disclosures
   required by Item 10(e) of Regulation S-K.

4. Rule 5-03.13 of Regulation S-X indicates that the equity in earnings of affiliates
   should appear outside of operating income (loss). In light of this, please disclose
   how you determined that your equity in earnings of affiliates should be included
   as a component of operating profit (loss).

Consolidated Statement of Cash Flow, Page 45

5. Your disclosures on page 48 indicate that restricted cash primarily consists of two
   components, which are advance payments from clients and collateral for a letter
   of credit related to the judgment in the Wartsila matter. Please tell us how you
   determined that changes in the restricted cash amounts for each of these
   components should be classified as investing activities pursuant to paragraph 18
   of SFAS 95.

Note 3 – Acquisitions, page 55

6. Please tell us how you determined that operating losses should be accounted for
   as additional acquisition costs during the fourth quarter of 2006 pursuant to EITF

95-3. Please refer to the specific paragraphs that led you to determine this accounting treatment was appropriate.

Note 6 – Intangible assets, page 59

7. Please disclose the weighted average amortization period for all major intangible asset class as required by paragraph 44(a)(3) of SFAS 142.

Exhibits 31.1 & 31.2

8. Please confirm that the inclusion of your CEO and CFO's title was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2007

Note 19. Commitments and Contingencies, page 19

9. You indicate that the claims of Hughes, Monroe Township and F&D are without merit. You also indicate that Bachman's counterclaim is without merit. We remind you that a statement that a contingency is without merit does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

General Litigation, page 20

10. You state that the ultimate resolution of matters will not have a material adverse affect your financial condition or results of operations. Please revise your disclosure to clarify whether you believe such resolutions will adversely affect your cash flows.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief